Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2013
(millions of dollars)
Earnings, as defined:
Income from continuing operations	$1,393
Income taxes	677
Fixed charges included in the determination of net income, as below	880
Amortization of capitalized interest	25
Distributed income of equity method investees	20
Less: Equity in earnings of equity method investees	27
Total earnings, as defined	$2,968

Fixed charges, as defined:
Interest expense	$825
Rental interest factor	34
Allowance for borrowed funds used during construction	21
Fixed charges included in the determination of net income	880
Capitalized interest	108
Total fixed charges, as defined	$988

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.00
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.